EXHIBIT 99.1

Aptose to Present New CG-806 Data at the 2018 ASH Annual Meeting

SAN DIEGO and TORONTO, Nov. 01, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (“Aptose” or the “Company”) (NASDAQ: APTO, TSX: APS), a clinical-stage company developing highly differentiated therapeutics targeting the underlying mechanisms of cancer, today announced that preclinical data for its pan-FLT3/pan-BTK inhibitor CG-806 will be presented in two separate posters at the 60th American Society of Hematology (ASH) Annual Meeting and Exposition being held December 1-4, 2018 in San Diego, CA.

The abstracts accepted for presentation are listed below and can be viewed online at the ASH conference website.

CG-806 Poster Presentation Details

CG-806, a First-in-Class Pan-FLT3/Pan-BTK Inhibitor, Exhibits Broader and Greater Potency Than Ibrutinib Against Primary and Cultured Malignant B Cells

Date & Time: Sunday December 2, 2018, 6:00-8:00 PM PT
Session Name: 802. Chemical Biology and Experimental Therapeutics: Poster II
Abstract Number: 3503
Location: San Diego Convention Center, Hall GH

Concomitant Targeting of FLT3 and BTK with CG-806 Overcomes FLT3-Inhibitor Resistance Through Inhibition of Autophagy

Date & Time: Sunday December 2, 2018, 6:00-8:00 PM PT
Session Name: 604. Molecular Pharmacology and Drug Resistance in Myeloid Diseases: Poster II
Abstract Number: 2635
Location: San Diego Convention Center, Hall GH

About CG-806

CG-806 is a preclinical stage oral, first-in-class pan-FLT3/pan-BTK multi-cluster kinase inhibitor. This small molecule demonstrates potent inhibition of wild type and all mutant forms of FLT3 (including internal tandem duplication, or ITD, and mutations of the receptor tyrosine kinase domain and gatekeeper region), eliminates acute myeloid leukemia (AML) tumors in the absence of toxicity in murine xenograft models, and represents a potential best-in-class therapeutic for patients with AML. Likewise, CG-806 demonstrates potent, non-covalent inhibition of the wild type and Cys481Ser mutant forms of the BTK enzyme, as well as other oncogenic kinase pathways operative in B cell malignancies, suggesting CG-806 may be developed for various B cell malignancy patients (including CLL, MCL, DLBCL and others) that are resistant/refractory/intolerant to covalent BTK inhibitors.

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology, with an initial focus on hematology. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. APTO-253, the only clinical stage agent that directly targets the MYC oncogene and inhibits its expression, is in a Phase 1b clinical trial for the treatment of patients with relapsed or refractory acute myeloid leukemia (AML) or high risk MDS. CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-cluster kinase inhibitor being developed to treat AML and certain B cell malignancies. For further information, please visit www.aptose.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws, including, but not limited to, statements regarding our intentions or current expectations concerning, among other things, the strength and breadth of our patent portfolio, the adequacy of our intellectual property rights or the anti-tumor activity of CG-806, the clinical potential and favorable properties of CG-806, the clinical trials for CG-806 and their expected timing, and the potential exercise of the option to acquire rights to develop and commercialize CG-806, and statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such factors could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market and economic conditions; inability of new manufacturers to produce acceptable batches of GMP in sufficient quantities; unexpected manufacturing defects; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

For further information, please contact:

Aptose Biosciences Inc. Greg Chow Senior Vice President, CFO 647-479-9828 gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com